Financial Statements
        and Financial Highlights

        Central Asset Fund, Inc.

        August 31, 1999
        with Report of Independent Auditors



































Report of Independent Auditors

Board of Directors and Stockholder
Central Asset Fund, Inc.


We have audited the accompanying statement of assets and liabilities of Central Asset Fund, Inc. as of August 31, 1999, and the related statement of operations for the eight month period ended August 31, 1999, and the statements of changes in net assets and the financial highlights for the eight month period ended August 31, 1999 and for the period from March 24, 1998 (commencement of operations) to December 31, 1998. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Central Assets Fund, Inc., at August 31, 1999, the results of its operations for the eight month period ended August 31, 1999, and the changes in its net assets and its financial highlights for the eight month period ended
August 31, 1999 and for the period from March 24, 1998 (commencement of operations) to December 31, 1998, in conformity with generally accepted accounting principles.



September 30, 1999


                    Central Asset Fund, Inc.

               Statement of Assets and Liabilities

                         August 31, 1999


Assets
Net asset value                                                    $0


                      Central Asset Fund, Inc.

                      Statement of Operations

          For the eight month period ended August 31, 1999


Investment income:
 Dividend income                                           $266,205
 Interest income                                             16,802
Total investment income                                     283,007

Expenses:
 Administration fees (Note 2)                                36,736
 Investment management fee (Note 2)                           6,968
 Independent auditors                                         6,517
 Interest expense                                             9,907
 Directors fees and expenses                                  3,000
 Legal fees                                                   7,014
 Other expenses                                                 564
Total expenses                                               70,706
Net investment income                                       212,301

Net realized gain on investments                          2,194,031
Net realized gain on in-kind transfer (Note 1)           55,412,297
Net decrease in unrealized appreciation                 (55,412,297)
Net increase in net assets resulting from operations     $2,406,332

See accompanying notes.


                          Central Asset Fund, Inc.

                     Statements of Changes in Net Assets


                                                                For the
                                         For the eight month  period from
                                             period ended   March 24, 1998 to
                                           August 31, 1999  December 31, 1998

From operations:
 Net investment income                             $212,301       $5,555,053
 Net realized gain on investments                 2,194,031          386,994
 Net realized gain on in-kind transfer           55,412,397                0
 Net change in unrealized appreciation
  on investments                                (55,412,397)      55,412,397
Increase in net assets resulting from
 operations                                       2,406,332       61,354,444

Dividends from net investment income:
 Auction market preferred stock                           0       (5,555,053)
 Common stock                                      (212,301)               0
                                                   (212,301)      (5,555,053)

Distributions from net realized gains:
 Auction market preferred stock                           0         (385,437)
 Common stock                                    (2,194,031)          (1,557)
 In-kind transfer                               (55,412,397)               0
                                                (57,606,428)        (386,994)
Decrease in net assets resulting from
 distributions to stockholder                   (57,818,729)      (5,942,047)

Increase (decrease) from capital transactions:
 Issuance of auction market preferred stoc                0      200,000,000
 Redemption of acution market preferred st                0     (200,000,000)
 Issuance of common stock                                 0          257,421
 Redemption of common stock                        (257,421)               0
 Additional paid-in-capital                               0      459,165,586
 Distribution of capital to common stockho     (459,165,586)               0
                                               (459,423,007)     459,423,007
Total increase (decrease) in net assets        (514,835,404)     514,835,404

Net assets:
 Beginning of period                            514,835,404                0
 End of period                                           $0     $514,835,404

See accompanying notes.


                             Central Assets Fund, Inc.

                           Notes to Financial Statements

                                   August 31, 1999

1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Central Asset Fund, Inc. ("the Fund"). As of August 31, 1999 the Fund was fully liquidated and all remaining assets had been distributed to the common stockholder through an in-kind distribution. For purposes of these financial statements, in accordance with generally accepted accounting principles, the in-kind distribution was treated as a realized gain. For tax purposes the distribution would not result in a realized gain until the securities were actually sold.

The Fund was registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 24, 1998. The fund received notification from the Securities Exchange Commission ("SEC") that it was de-registered effective September 24, 1999.

On the date of commencement, the Fund issued $200 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $457,421,449 from a collective trust fund for employee benefit plans in exchange for 25,742,144.95 shares of common stock and $200 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions were accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold was determined using the identified cost method. Dividend income was recorded on ex-dividend date and interest income was recorded on the accrual basis.

Federal Income Taxes

It was the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax was required.


Distribution of Income and Gains

The Fund distributed substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder were declared and paid at least annually. Net capital gains, if any, were generally distributed annually.

The character of income and gains to be distributed was determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, were considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the eight month period ended August 31, 1999 and the period from March 24, 1998 (commencement of operations) to December 31, 1998, dividend and capital gain distributions to the common stockholder were $2,406,332 and $1,557, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $459,165,586.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on a percentage of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the eight month period ended August 31, 1999 were $6,161,950 and $7,304,903, respectively.


                                Central Asset Fund, Inc.

                                  Financial Highlights


                                                   1999 (1)  1998(2)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period               $20.00        $0
 Net investment income                                0.01      0.22
 Net realized and unrealized gains
    (losses) on investments                           0.08      2.17
      Total from investment operations                0.09      2.39
Capital contribution                                  0.00     17.85
Less dividends from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                              0.00     (0.22)
 Dividends paid to common shareholder                (0.01)     0.00
Less distributions from net realized gains:
 Common stock equivalent of distributions
    paid to AMPS holders                              0.00     (0.02)
 Distributions paid to common shareholder            (0.09)     0.00
 Distributions from in-kind transfer paid to
   common shareholder                                (2.15)     0.00
Less distributions from paid-in capital:
 Return of  capital to common stockholder           (17.84)     0.00
      Total distributions                            20.09     (0.24)
Net asset value, end of period                       $0.00    $20.00
Total investment return (3)                           0.47%    23.80%
Ratios/supplemental data:
 Net assets at end of period (000s)                      0  $514,835
 Average net assets (000s)                         $57,246  $463,966
Ratio of expenses to average net assets
     applicable to common stock (4)                   0.12%     0.15%
Ratio of net investment income to average net
     assets applicable to common stock (4)            0.37%     1.20%
Portfolio turnover                                   10.76%     0.32%

Asset coverage per AMPS share,
 end of period                                           0         0
AMPS shares outstanding                                  0         0
Asset coverage for notes payable,
 end of period                                           0    108272%
Notes payable, end of period                             0  $475,500

 (1)For eight month period ended August 31, 1999.
 (2)For the period from March 24, 1998 (commencement of operations) t
 (3)Total investment return for the period, not annualized.
 (4)Ratios are calculated on the basis of income and expenses applica common and preferred stock relative to the average net assets of stockholder. Ratios do not reflect the effect of dividend paymen

See accompanying notes.